Exhibit 99.4

Creo Inc.

Annual Information Form

for the fiscal year ended September 30, 2003

December 31, 2003

Table of Contents

1.	CORPORATE STRUCTURE		1
	1.1	Incorporation of Creo Inc.	1
	1.2	Subsidiaries	1

2.	GENERAL DEVELOPMENT OF THE BUSINESS		2
	2.1	The Corporation	2
	2.2	Major Events in the Development of Business	2
	2.3	Growth Strategy	3
	2.4	Significant Acquisitions, Dispositions and Events	5
	2.5	Management and Company Culture	5

3.	NARRATIVE DESCRIPTION OF THE BUSINESS		5
	3.1	Industry Overview	5
	3.2	Economic Regions	6
	3.3	Principal Product Groups	7
	3.4	Product Manufacture and Assembly	7
	3.5	Research and Product Development	8
	3.6	Alliances	8
	3.7	Sales and Marketing	9
	3.8	Customers and Customer Support	9
	3.9	Competition	9
	3.10	Intellectual Property	9
	3.11	Human Resources	10
	3.12	Facilities	10

4.	SELECTED CONSOLIDATED FINANCIAL INFORMATION		13
	4.1	Five-Year Consolidated Financial Information	13
	4.2	Quarterly Information	14
	4.3	Dividend Policy	14

5.	MANAGEMENT’S DISCUSSION AND ANALYSIS		15
	5.1	Overview	15
	5.2	Results of Operations	16
		Revenue by economic segment	17
		Gross profit	17
		Operating expenses	18
	5.3	Information Regarding Forward-looking Statements	24
	5.4	Risk Factors	24

6.	MARKET FOR OUR SECURITIES		27

7.	DIRECTORS AND OFFICERS		28

8.	ADDITIONAL INFORMATION		30

9.	FINANCIAL STATEMENTS		30

1.	CORPORATE STRUCTURE

1.1	Incorporation of Creo Inc.

Creo Inc. (“Creo”) was founded in 1983 and incorporated under the Canada Business Corporations Act on May 30, 1985. Our registered head office and principal place of business is located at 3700 Gilmore Way, Burnaby, British Columbia, Canada V5G 4M1.

On February 20, 2002 we changed our corporate name from Creo Products Inc. to Creo Inc. Our Articles were amended (i) on May 7, 1999 to subdivide all the then issued and outstanding common shares on a 2 for 1 basis; (ii) on April 28, 1998 to authorize an unlimited number of preferred shares, issuable in series; (iii) on January 27, 1989 to subdivide the 46,100 issued common shares into 4,610,000 common shares effective April 17, 1989; and (iv) on February 19, 1996 to restrict the transfer of our shares without the approval of the board of directors until such time as our securities are part of a distribution to the public, to increase the number of our directors from 7 to 9, and to remove the restriction on the number of our shareholders.

In August 1999 we conducted our initial public offering. Following this our shares were listed in Canada on the Toronto Stock Exchange under the symbol “CRE” and in the United States on the NASDAQ National Market under the symbol “CREO”. On September 30, 2003 there were 49,848,241 common shares issued and outstanding. No preferred shares have been issued to date. All dollar amounts are expressed in United States dollars unless otherwise indicated.

1.2	Subsidiaries

As at December 31, 2003 our principal operating subsidiaries, all of which are directly or indirectly wholly-owned by Creo, were:

Name of Subsidiary	Jurisdiction of Incorporation or Organization

Creo (Schweiz) AG	Switzerland
Creo Americas Capital, LLC	Delaware, U.S.
Creo Americas, Inc.	Washington, U.S.
Creo Asia Pacific Limited	Hong Kong
Creo Australia Pty. Limited	New South Wales, Australia
Creo Danmark A/S	Denmark
Creo Deutschland GmbH	Germany
Creo EMEA SA	Belgium
Creo Finland OY	Finland
Creo France S.A.R.L.	France
Creo IL Ltd.	Israel
Creo Investments South Africa (Pty) Limited	Republic of South Africa
Creo Italia SRL	Italy
Creo Japan Inc.	Japan
Creo Latin America, Inc.	Delaware, U.S.
Creo Manufacturing RSA (Pty) Limited	Republic of South Africa
Creo Nederland B.V.	Netherlands
Creo Österreich GmbH	Austria
Creo Prepress Shanghai Ltd.	Peoples Republic of China
Creo Seattle, Inc.	Washington, U.S.
Creo Spain SA	Spain
Creo Sverige A/B	Sweden
Creo UK Ltd.	United Kingdom

We also have a number of wholly-owned direct and indirect non-operating subsidiaries, established for financing and investment purposes. These subsidiaries are: (i) Creo Products ULC, a company incorporated under the laws of Nova Scotia, Canada; (ii) Creo SRL, a Society with Restricted Liability organized under the laws of Barbados; (iii) Creo Hungary Prepress Limited Liability Company organized under the laws of Hungary; (iv) Creo Capital Netherlands B.V., organized under the laws of Netherlands; (v) Creo Investments Netherlands B.V. organized under the laws of the Netherlands; (vi) Creo Products N.V. organized under the laws of Belgium, (vii) Creo Ireland Ltd., organized under the laws of Ireland, (viii) Carmel Graphic Systems Inc., organized under the laws of Ontario, Canada, (ix) Galatea Sp#lka z Orgraniczona Odpowiedzialno#cia, organized under the laws of Poland, (x) ScenicSoft Europe NV organized under the laws of Belgium, (xi) Creo C.C. Holdings (BC) Ltd. organized under the laws of British Columbia, Canada and (xii) Creo C.C. (U.S.) Ltd. organized under the laws of Wyoming, U.S..

2.	GENERAL DEVELOPMENT OF THE BUSINESS

2.1	The Corporation

Creo is a leading developer, manufacturer and distributor of comprehensive digital solutions that automate the prepress phase of commercial printing. Our computer-to-plate (“CTP”) technology transfers digitized text, graphic images and line artwork from desktop publishing computer systems directly onto printing plates, eliminating intensive, complex and costly preparatory steps required by the conventional prepress process. We have helped customers worldwide adopt digital production methods which reduce costs, increase print quality and allow them to serve their customers more efficiently. Our technology solutions are based on a solid foundation of intellectual property and address the needs of commercial, publication, on demand, packaging, and newspaper printers, and creative professionals. We manufacture more than 300 products, and our product lines include software and hardware for CTP imaging, systems for digital photography, scanning, and proofing, as well as printing plates and proofing media. Creo also supplies on-press imaging technology, components for digital presses, color servers, and high-speed digital printers.

The graphic arts industry encompasses not just printing, but all the steps needed to get to the printing press including creative design, document production and preparation for printing. Creo is in the business of creating the tools, systems and processes to streamline the stages prior to reaching the press. Our systems have been selected by most of the largest commercial, catalog and publication printers in North America for the production of high-circulation glossy magazines. Packaging printers or converters use our equipment to produce printed material for consumer goods and other packaging applications and newspaper printers use our equipment to print their newspapers. Small and mid-size commercial printers typically use the equipment to create annual reports, direct mail, catalogs and other business material.

2.2	Major Events in the Development of Business

Fiscal 2003

•	Improved our revenue and profitability: revenues increased by 7% from the previous year to $578.0 million and GAAP earnings improved to 11 cents per diluted share from a loss of 49 cents per share in the previous year.

•	Announced in September 2003 the introduction of the Creo Positive Thermal Plate (“PTP”) plate.

•	Entered into an agreement to acquire our own plate manufacturing facility in Pietermaritzburg, South Africa, and entered into outsourced manufacturing arrangements to enable global production, fulfillment and support of our own thermal printing plate, the Creo PTP. The acquisition was completed in December 2003, after the year end.

•	Expanded the Networked Graphic Production™ (“NGP”) initiative into a broad industry initiative encompassing over 30 industry participants.

•	Certified worldwide operations for environmental and quality management under ISO 14001 and 9001.

•	Earned a 2003 GATF Intertech Technology Award for HypeFlex™ screening, a plate resolution enhancement technology.

•	Koenig & Bauer AG became a European reseller of Brisque workflow solutions for their KBA 74 Karat digital offset press.

•	Installed the 5000th Creo CTP system.

•	Partnered with NEC Engineering to deliver CTP solutions for the Japanese newspapers.

•	Renewed a long-term strategic relationship with Xerox Corporation (“Xerox”).

•	Divested our interest in Printcafe Software, Inc. for approximately $22.1 million.

•	Acquired ScenicSoft, Inc., a privately held company near Seattle, U.S., that develops and markets software for the publishing and printing industries.

Fiscal 2002

•	Began consolidation of North American manufacturing and sales administration functions at our head office in Burnaby, Canada.

•	Signed an agreement with Key Equipment Finance, an affiliate of KeyCorp, to offer third-party leasing for Creo customers around the world.

•	Change corporate name to Creo Inc. from Creo Products Inc.

•	Entered into an agreement for the fixed repayment of research and development royalties totaling approximately $21.1 million over five years to Israel’s Office of the Chief Scientist.

•	Increased ownership to 100% in Creo Japan Inc. (“Creo Japan”).

Fiscal 2001

•	Signed an agreement with Fleet Business Credit to offer third-party leasing for Creo customers in North America.

•	Signed agency agreements with several media manufacturers allowing Creo to offer bundled solutions that combine thermal plates, digital halftone proofing media, and recording film together with Creo systems and services in North America.

•	Increased ownership to 81% in Creo Japan.

2.3	Growth Strategy

Vision and Strategy

Creo’s vision is to strengthen our position as a leading developer and supplier of innovative digital prepress products and technologies for the graphic arts industry. We expect the sale of our digital media, including printing plates and proofing media, to augment our competitive capability to deliver on our strategic vision. Creo creates shareholder and customer value through our customer commitment, technology leadership and operational excellence.

We have identified four priorities:

1)   Improve our competitive capability to offer complete solutions to our customers

Our first priority is to roll out our digital media strategy worldwide to improve our competitive capability to offer complete solutions to our customers.

Customers using CTP systems require a supply of compatible printing plates. To date, we have qualified suitable plates from a variety of plate suppliers and in some cases we have sold those plates with equipment and software to provide a complete packaged solution to our customers. In the last two years we have increased the number of CTP systems sold with plates and last year approximately one-fifth of all new systems were sold with consumable contracts executed on behalf of our partners. In the commercial print market, the proportion was almost twice as high. With the expansion of our digital media strategy, we will directly sell, deliver, and support to new and existing customers our own branded thermal plate, the Creo PTP plate.

Subsequent to year-end, in December 2003, we completed the acquisition of the plate manufacturing facility of First Graphics (Pty) Ltd. (“FGL”), based in Pietermaritzburg, South Africa, for an aggregate purchase price of $11.3 million in cash. The manufacturing facility has a modern plate manufacturing line commissioned in 2001 that is already producing the Creo PTP plate. In addition to our wholly-owned capacity we have third-party manufacturing agreements with suppliers on three continents. We believe the total capacity from these arrangements is sufficient to meet anticipated demand for Creo PTP plates for some time.

By selling printing plates as well as equipment, software and support, we substantially increase our total addressable market. We have previously addressed a market for prepress software, equipment and support together with digital proofing media that we estimate to be approximately $3 billion in annual sales. We estimate that printers around the world spend approximately $3 billion annually on printing plates. With the expansion of our digital media strategy, we now sell into an estimated total addressable market of $6 billion.

We expect the growth from our digital media strategy to come from a combination of consumables revenue from our digital plates and from ink and paper for our proofing devices. Creo has a broad range of proofing solutions and the ability to integrate those color proofing solutions with the largest installed base of prepress workflow systems in the industry.

2)   Penetrate targeted growth markets and regions

Our second priority is to continue to penetrate targeted growth markets and regions. We intend to continue to make investments in research and the development of innovative technologies as well as to apply our existing technologies to growth markets, such as packaging, newspapers and digital printing and the broad market of small to mid-size printers.

Newspapers

Creo is a recent entrant into the newspaper market and has made rapid gains in market share in the U.S., Europe and around the world. Newspaper publishers are driven by tight deadlines and quality-conscious advertisers and they seek production systems with fewer steps, greater automation, and faster throughput. As the newspaper industry moves toward fully-digital editorial and greater use of color, there is a growing opportunity for Creo newspaper CTP systems.

Packaging

We have developed a line of packaging CTP systems and workflow solutions for printers and converters serving the demanding consumer packaging industry. Packaging printers produce folding cartons, tags and labels, paint chips, flexible packages, multi-wall bags, and corrugated boxes. Using specialized inks on difficult materials, our systems and solutions deliver vibrant color and photo-realistic images with the consistency that international brands demand. Our solutions serve both the offset folding carton and flexographic printing markets.

Digital printing

There is a growing market for digital presses that print high-quality “just-in-time” documents, in black and white and in color, mostly using xerographic imaging. Creo provides the Spire™ color server on an original equipment manufacture (“OEM”) basis to Xerox. Spire servers power a broad range of printers from high-performance digital production presses that print up to 100 pages per minute to high-speed color printers suitable for an office environment. Subsequent to the fiscal year end, on January 5, 2004 we announced a reseller agreement with Xerox pursuant to which Creo will resell the Xerox DocuColor® 3535, 5252 and 6060 digital color presses combined with the Creo Spire color server and other prepress software. The reseller agreement offers Creo the ability to provide customers with a complete digital printing solution.

Broad market of small to mid-size printers

Our entry-level lines of CTP imaging systems and workflow solutions allow smaller printers to benefit from our product quality and productivity enhancements. Our products can grow with the customers’ needs and are upgradeable to our full-featured models. With the expansion of our digital media strategy we can now offer complete solutions that combine thermal plates with Creo systems and services. These solutions can also be combined with third-party leasing.

Growth regions

We intend to expand our market penetration in all geographic locations, in particular in Europe, Japan and Asia-Pacific which together are more than twice the size of the North American market.

3)   Provide increased differentiation for our customers

Our third priority is to provide increased differentiation for our customers by helping them reduce costs, provide new services and deliver superior print quality to their customers. We will do that through initiatives such as Value in Print, which helps our customers increase the quality of their print production using consistent and repeatable manufacturing methods, and Networked Graphic Production, which is a multi-company partnership committed to defining, developing and delivering open industry standard interfaces to help printers improve their operational efficiency. In addition we intend to grow our Professional Services, such as pressroom consulting, color services and sales force training.

4)   Demonstrate our operating leverage

Our fourth priority is to demonstrate our operating leverage. We intend to continue our attention to controlling costs and increasing operational efficiency worldwide. We continue to develop our internal systems, processes, and procedures to support our growth plan and global infrastructure. For several years, we have concentrated on our implementation of a worldwide Enterprise Resource Planning (“ERP”) system. In fiscal 2003, we went live on this ERP system in our Canadian, American, Japanese and Asia-Pacific operations. Our next implementation will be in Israel followed by Europe. We expect this system to provide us with further opportunities to refine our operations, improve support of and increase responsiveness to our customers and reduce overhead costs.

2.4	Significant Acquisitions, Dispositions and Events

Below is a more detailed account of significant acquisitions and events mentioned in Section 2.2:

Acquisition of the plate manufacturing assets from First Graphics (Pty) Ltd.

On December 5, 2003 we completed the acquisition of the plate manufacturing facility of FGL, based in South Africa, for an aggregate purchase price of $11.3 million. FGL has a modern, recently installed plate manufacturing line that has been producing the Creo PTP plate for some time and employs approximately 150 people.

Printcafe Divestiture

In October, 2003 Creo disposed of its approximately 4.7 million common shares in Printcafe Software, Inc. (“Printcafe”) for cash and were repaid our outstanding loan to Printcafe of $11.8 million. The net proceeds to Creo were approximately $22.1 million.

2.5	Management and Company Culture

Creo is committed to solid management philosophies and a high standard for ethical behavior. The innovative technology of Creo is supported by the company’s unique business philosophy. Several simple principles guide Creo employees around the world:

•	We strive to be the best in the world in all that we do.

•	We care about our customers, each other, our suppliers, partners, and shareholders.

•	We do our absolute best to honor our commitments.

•	We believe people are most effective and satisfied when self-managed and we will provide the tools, training and environment for this to occur.

•	We strive to always act with integrity and fairness.

These principles are a key element of our success because they promote effective and decentralized decision-making; very little loss of efficiency due to politics and bureaucracy; and a corporate culture that helps attract and retain excellent people.

The principles are based on a philosophy of self-management and creativity. People are expected to express their ideas, manage their own work, and organize their own time. We try to minimize bureaucracy and give everyone the authority and responsibility to do their job. To be able to react quickly to market changes and customer’s needs, everyone must be able to make effective decisions as close as possible to the action. Leaders at Creo facilitate and coach teams, coordinate activities, keep an eye on the big picture, and help remove roadblocks.

Our principles and values are codified in our Code of Conduct a copy of which is reproduced in Schedule “F” of our Information Circular dated January 9, 2004.

3.	NARRATIVE DESCRIPTION OF THE BUSINESS

3.1	Industry Overview

According to an industry study prepared in 2002 for TrendWatch Graphics Arts, the global printing industry in 2001 was estimated to be $409 billion in shipments from over 218,000 printing establishments. Commercial printing is the largest segment of the printing industry and commercial printers are the largest purchasers of prepress capital equipment. Printers use high-speed lithographic offset printing presses, which require a set of master printing plates, to produce multiple copies of high-quality color materials such as magazines, catalogs and corporate annual reports. In lithographic offset printing, the images to be printed are formed on printing plates and the plates are then mounted onto the printing press cylinders. On the press, only the imaged areas of the plates accept ink. The inked images are then transferred onto the rubber-covered surface of another cylinder, and from that surface onto roll or sheet-fed paper. Lithographic offset printing produces large volumes of high-quality copies at high speed and low variable cost.

Despite the growth of CTP over the last nine years, the majority of the printing industry still uses conventional analog imaging methods. According to the August 2003 Vantage Strategic Marketing study, “Developing Market Opportunities For ‘Direct-To’ Technologies 2002-2007”, only 26% of worldwide plate consumption was digitally imaged in the year 2002, rising to 52% in 2007. Even in North America, the most digitally progressive market, computer-to-plate (CTP) devices were expected to produce only 48% of plates in 2003, increasing to 76% in 2007.

The world-wide installed base of Creo CTP systems is the largest of any vendor and Creo customers collectively represent the largest market for digital plates. At the end of 2002, industry sources estimated that approximately 13,500 CTP units were installed worldwide—over 40 times more than in 1995. Of these, about 36% are Creo systems—more than twice the estimated market share of any other vendor.

Customers using CTP systems require a supply of compatible pre-sensitized aluminum printing plates or digital media. As noted in section 2.3 above, with the expansion of its digital media strategy, Creo substantially increases the size of its total addressable market to an estimated $6 billion.

The use of digital plates has been growing rapidly with the adoption of computer-to-plate systems and this segment of the plate market is expected to continue to grow. According to industry sources, digital plate consumption is expected to increase from approximately 147 million metres2 (1.6 billion ft2) in 2003 to nearly 280 million metres2 (3.0 billion ft2) in 2007. That represents a compound annual growth rate for digital plates of approximately 17% over the next four years.

Within the digital or CTP plate market there is a further segmentation between thermal and visible light plates. All of Creo’s CTP systems utilize thermal imaging and require the use of thermal plates. Since the introduction of thermal CTP by Creo in 1995, industry sources estimate that consumption of thermal plates has grown to an approximately 95 million metres2 (1.0 billion ft2) in 2003, or about 64% of the digital plates sold. Consumption of thermal plates is expected to continue to grow, with the thermal/visible split obviously driven by the relative sales of each technology. The launch of the Creo PTP plate ensures that printers of every size can select a Creo CTP solution as their system of choice.

3.2	Economic Regions

We segment our financial results into the following economic units: the Americas; Europe, the Middle East and Africa (“EMEA”); Asia-Pacific (including Japan); and OEM and Other. The Americas region includes sales, distribution, and regional support for Canada, the U.S., Mexico, and Central and South America. This region is headquartered in Boston, Massachusetts and employs approximately 650 people. There are 11 Creo subsidiaries in our EMEA region, as well as a network of dealers and distributors. Headquartered in Waterloo, Belgium, the EMEA region employs a team of approximately 710. Our Asia-Pacific segment is based both in Hong Kong and Tokyo, where 315 employees distribute Creo products and provide customer support through 19 offices serving over 20 markets in Asia-Pacific, including Japan. The OEM and Other segment comprises the rest of our operations. This includes royalties, products and services from our OEM businesses in Canada and Israel and other operating expenses.

The following table sets forth information by segments for the year ended September 30, 2003:

	Americas	EMEA	Asia-Pacific	OEM and Other	Total

External revenues	$218,207	$221,054	$72,662	$66,115	$578,038
Segment contribution	45,355	48,414	11,018	(96,612)	8,175

Reconciliation to net earnings:
Segment contribution					$8,175
Financial income					7,997
Other					(9,122)
Income tax expense					(1,541)

Net earnings					$5,509

3.3	Principal Product Groups

Creo has the following product groups:

•	Output devices, which include Trendsetter® and Lotem® platesetters and Dolev® imagesetters. The Lotem® 800 Quantum platesetter, released in 2001, integrates SQUAREspot® thermal imaging with the automation and throughput of the Lotem platesetter;

•	Printing Workflow Solutions, develops software products, including the Brisque® digital front end (DFE), the Prinergy® workflow management system, the PS/M DFE for the Macintosh platform and the Preps®, Upfront®, and Pandora® products;

•	Input Devices, producing products that capture images by scanning from original film to create digital files that can be integrated into digital workflow. Products include the iQsmart™ and EverSmart® color scanners, and the Renaissance Copydot Scanning Systems;

•	Leaf Systems, producing Leaf™ Cantare, Volare, C-Most™ and Valeo digital camera backs that allow professional photographers to directly capture high quality digital images using existing medium format cameras and lenses;

•	Inkjet Products and Proofing Solutions including the Proofsetter Spectrum®, a dedicated digital halftone proofing system, the Spectrum digital halftone proofing option for the Trendsetter and Lotem CTP devices, the Integris™ imposition proofers, and the Veris™ contract inkjet proofing system. As well, this group develops professional color calibration and management tools and optimized ink and media;

•	Thermal Imaging, which researches and develops imaging technologies such as the SQUAREspot® imaging system, manages our media qualification programs, and develops our SQUAREspot DOP (digital offset printing) imaging system;

•	Digital Media, which includes the manufacture, support, distribution, and research and development of our own printing plates and related technologies and products; and the managing our relationships with our media bundling partners; and

•	Print On-demand Systems (“POS”): creating hardware and software for the digital printing market, including the Darwin™ Variable Information authoring tool and Variable Print Specification software, and the Spire color print servers which drive Xerox’s DocuColor 3535, 5252 and 6060 printers as well as the Xerox DocuColor iGen3 presses.

In 2003, Creo made a series of product introductions, including:

•	the Creo PTP plate introduced in September 2003;

•	Spire CXP3535 for Xerox DocuColor 3535 and the Spire CXP6000 color servers for the new Xerox DocuColor 5252 digital color presses;

•	Spire color servers for Xerox DocuColor iGen3;

•	Leaf Valeo 22 digital camera back;

•	Synapse® Link and Synapse® InSite 3.5.5 and Synapse® Prepare 2.0 enabling smart connections of Creo’s workflow products to NGP products;

•	Pandora 2.5, Creo’s new packaging layout tool; and

•	new developments to the Prinergy Powerpack™ packaging workflow and the ThermoFlex® family of CTP devices.

3.4	Product Manufacture and Assembly

At our three production facilities in British Columbia, we produce and assemble Very Large-Format (“VLF”) Platesetters and VLF Trendsetter output devices, 4-page and 8-page Trendsetter CTP output devices, Proofsetter Spectrum and Spectrum proofing kits, ThermoFlex CTP devices for flexographic printing and all squarespot thermal imaging heads. We also manufacture the Prinergy, iMPAct, Synapse, Six Degrees™, Preps, Upfront and Pandora software products as well as thermal imaging heads and other components that are supplied on an OEM basis for incorporation into the Heidelberg Speedmaster 74 DI, MAN Roland DICOweb and Komori Project D

presses. We also produce and assemble the Veris inkjet proofing products and integrate the Integris imposition proofers in British Columbia.

At our facilities in Herzlia, Israel, we manufacture the iQsmart and EverSmart line of scanners, the Dolev family of CTF imagesetters, the Lotem family of CTP output devices, the Spire digital front end, the Brisque and PS/M workflow solutions, and the Leaf family of digital camera back products. The Lotem® Quantum platesetter is manufactured in Israel and incorporates thermal imaging heads manufactured in our British Columbia facilities.

At our facility in South Africa, we manufacture our Creo PTP plate.

In our British Columbia and Israeli manufacturing facilities, we perform complex electro-optical and electro-mechanical assemblies, as well as final testing and system integration at these facilities. In our British Columbia we subcontract most of the electro-mechanical assemblies and buy most components, including optical components, boards, cables, machines parts, and sheet metal. In British Columbia we also produce accurate machined parts. In our Israeli manufacturing facilities we also have the capacity of high end manufacturing of electronic boards and sub-assemblies and accurate machined parts, some of which are supplied as components and sub-assemblies to our British Columbia manufacturing facilities. We manufacture products on orders and purchase components on forecast.

3.5	Research and Product Development

Our research and product development activities are performed in-house by a group of more than 900 engineers and scientists with expertise in a variety of fields, including software, electronics, mechanics, optics, physics and chemistry. Research and development work takes place in Burnaby, Herzlia and Boston, and we also conduct software development work in Seattle, Denver and Brussels. Subsequent to December 31, 2003, we will be consolidating the Seattle software development work in Burnaby and Herzlia. Product development is organized around core teams with representatives from all areas of our company. Each core team has the authority to manage all aspects of its products and projects, including product architecture, core technology, functionality, and testing.

In the years ended September 30, 2001, 2002 and 2003, our total research and product development expenditures were $94.7 million, $88.5 million and $103.3 million, respectively.

We have received funding for our research and development work from partners including media suppliers, press manufacturers and our customers in connection with specific product development initiatives that they have asked us to undertake. For fiscal years 2001 through 2003, we received an aggregate of $16.1 million in research and development funding from these sources. We also received funding from the Canadian government through investment tax credits for an aggregate of $30.8 million during the same period. Creo has an agreement with E. I. Du Pont de Nemours & Co. (“Du Pont”) to develop equipment for the manufacture of color filter components used in flat panel displays. Under the agreement, Du Pont funds Creo’s development costs to develop the imaging equipment.

In January 2002, we entered into an agreement for the fixed repayment of royalties to the Office of the Chief Scientist (“OCS”) in the Government of Israel’s Ministry of Industry and Trade which is responsible for implementing government policy regarding support and encouragement of industrial research and development (“royalty arrangement”). Pursuant to the agreement, we agreed to pay a total of approximately $21.1 million over five years in order to satisfy all potential future royalty obligations. From January 1, 2002 through September 30, 2003 the OCS funded projects with grants in the aggregate amount of $4.8 million under the new grant regime that does not require repayment.

Our current research and product development efforts are focused on improving our current product line, including enhancements to our thermal imaging head technology, developing next generation workflow and output devices, enhancing a line of digital offset press products, developing the next generation inkjet proofing solutions including the Veris inkjet proofer, developing our next generation of thermal digital media products and applying our core technologies to new printing markets and methods such as newspapers, packaging printing and gravure and flexography.

3.6	Alliances

In May 2000, on termination of our earlier joint venture agreement, we entered into an OEM agreement with Heidelberg Druckmaschinen AG (“Heidelberg”). Under the new OEM agreement, Heidelberg had the right to manufacture, sell, distribute and support of certain products and components developed under the joint venture, including the four and eight page Trendsetter platesetters (the TS3230 and TS3244 with autoloader and Spectrum options) until May 2002 and the Prinergy workflow software until May 2003.

3.7	Sales and Marketing

We sell and support our products through both direct (including web based and telephone sales) and indirect sales organizations. Our direct sales organization is managed through distribution centers in Billerica, MA; Waterloo, Belgium; Herzlia, Israel; Hong Kong; Tokyo; Japan; and Burnaby, Canada; and consists of approximately 500 people located at our headquarters in Burnaby our distribution centers, and in regional sales offices in various locations in the U.S., including Boston, Chicago, Los Angeles and San Francisco; in Brussels, Belgium; Sydney, Australia; and smaller offices around the world. The direct sales organization is responsible for sales worldwide of most products. Leaf products are sold exclusively through indirect channels.

3.8	Customers and Customer Support

More than 25,000 Creo customers have prepress equipment installed throughout the world. Those customers rely on Creo to keep critical equipment in operation at all times. Creo has the largest pre-press customer support network in the industry consisting of more than 1,200 people located throughout the word and managed through our regional centers in Burnaby, Canada, Billerica, Massachusetts, Herzlia, Israel, Waterloo, Belgium, Tokyo, Japan and Hong Kong. We provide comprehensive services to our customers including on-site and in many cases “24 x 7” on-line service and support. Upon delivery of one of our systems, a team performs the installation and initial testing procedures and supports the site until the customer has accepted the system. Our field operations team and strategically located service representatives provide same-day or next-day on-site service under support contracts. We have experienced engineers able to connect by modem with each of our systems in North America to provide immediate remote-line diagnostics and troubleshooting. We also provide instruction in the use of all of our products, both at customers’ sites and at training facilities in Burnaby, Billerica, Brussels, Hong Kong and Chicago. Technical news and updates, as well as software upgrades, are posted on our web site for easy remote access.

3.9	Competition

The market for digital prepress equipment and systems is highly competitive. It is changing rapidly and is affected by changes in customer requirements, new product introductions and other market activities of industry participants. We face direct competition from other manufacturers of prepress systems, including Fuji Photo Film Co., Heidelberg, Agfa-Gevaert N.V., Dainippon Screen Mfg. Co. Ltd., Kodak Polychrome Graphics and Esko-Graphics. Other companies offer equipment that competes with specific products or components within the Creo product line.

The principal competitive factors affecting sales of our solutions are price relative to performance and customer service. Some of our competitors have bundled their prepress systems with long-term contracts for consumables such as printing plates, film and proofing media. In this way our competition can reduce the customers’ initial capital expenditure for the prepress system and recover some of that discount from future consumables sales. Potential customers typically weigh price against throughput of systems, quality, reliability and cost of operation. They demand a high level of training, support and service, and adaptability to their specific requirements and existing equipment. At Print 01 in Chicago in September 2001, we introduced our own consumables bundling packages with third party consumable manufacturers for customers in North America. More importantly on September 15, 2003 we launched our own brand of printing plates, the Creo PTP plate, which we will manufacture, sell, distribute and support.

We also face potential indirect competition from other printing methods, principally xerography and ink jet technologies. Xerography is the printing process used in most ordinary office copiers, in which an electrostatic image is developed with a dry powder toner and then transferred to paper. Ink jet technology sprays ink directly on the paper surface using ink jet nozzles similar in concept to ink jet printers commonly used in offices and at home. Xerography and inkjet technology have benefited from technological innovations that make either or both of these technologies an economic alternative to offset printing for low volume print runs and variable print runs (where each copy is different). Nonetheless, for mid to higher volume printing, offset printing enjoys a substantial cost per page savings.

3.10	Intellectual Property

Our success and ability to compete are dependent in part on our ability to develop and protect our proprietary technology. Our practice is to file patents primarily in the United States and to make corresponding applications elsewhere when this is considered advisable to protect technology, inventions and improvements important to the development of our business. We also rely on a combination of copyright, trademark and trade secret rights, confidentiality agreements and licensing arrangements. We currently hold approximately 325 patents worldwide,

215 of which are filed in the United States, and we have 210 pending US applications. In the past year, we were granted 35 United States patents and filed approximately 83 new patent applications in the United States.

3.11	Human Resources

As at September 30, 2003, we employed approximately 4,080 people. Of these, 1,000 were engaged in research and product development, 880 in manufacturing, 1,200 in customer support activities and 1,000 in marketing and sales and in administration.

3.12	Facilities

Our headquarters are located in Burnaby, near Vancouver, in British Columbia. We own three adjacent facilities totaling 411,000 square feet housing our executive and administrative offices, our product development group, our research and development group, a demonstration facility, customer support response centre, customer training facility, and a thermal head production facility.

We also own a 131,000 square foot production facility in Delta, British Columbia, which includes a modern assembly area, clean rooms for integration and product testing and a precision machine shop with computer-controlled equipment, and lease a 56,000 square foot warehouse facility in Delta, British Columbia.

We lease a 90,000 square foot production and office facility in Billerica, Massachusetts. The Billerica facility has administrative offices to support our Creo Americas, Inc. sales and services activities in North America, Central America and South America as well as production and engineering space for Inkjet printing operations and product development. We have regional sales and service offices in leased premises in various locations throughout the United States.

We lease a number of adjacent buildings in Herzlia, Israel consisting of approximately 180,000 square feet and which house regional management, research and development and manufacturing.

In Pietermaritzburg, South Africa, we own a 75,000 square foot production and office facility and an adjacent 75,000 square foot warehouse and office facility. The production facility consists of modern plate-making equipment.

Our European sales, service and training operations are headquartered in Brussels, Belgium, under a lease expiring in December 2005. Our Japanese sales, service and training operation are headquartered in leased premises in Ikebukuro, Tokyo, Japan. Our Asia-Pacific sales, service and training operation are headquartered in leased premises in Hong Kong. We also have smaller local offices throughout the world to support local sales, service and training activities.

We are leasing a facility in Lynnwood, Washington of 22,000 square feet as well as a facility in Turnout, Belgium of 4,000 square feet which house the software development, product support and administration personnel associated with our Preps, Upfront and Pandora products.

3.13	Corporate Governance

Creo is committed to high corporate governance standards. The TSX requires listed companies to disclose their corporate governance practices with reference to a set of guidelines for effective corporate governance recommended in the final report of The Toronto Stock Exchange Committee on Corporate Governance in Canada (the “Guidelines”). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. Schedule “D” of our Information Circular dated January 9, 2004 sets out the principal components of the Guidelines, and indicates the extent to which we comply with them. As well, there have been recent changes and evolving standards regarding corporate governance practices in the U.S., notably with changes introduced under the Sarbanes-Oxley Act.

Beginning in January 2004, any foreign company listed on the NASDAQ Stock Market (“NASDAQ”) will be required to report any exemptions from NASDAQ listing requirements or nonconformance with corporate governance requirements. Creo is in compliance with the corporate governance requirements of the TSX and NASDAQ, and is not relying on any listing exemptions from NASDAQ. All related party transactions are required to be approved by a special committee composed of independent directors and not otherwise associated with the related party transaction.

Board of Directors

Our board of directors oversees and monitors significant corporate plans and strategic initiatives. Our board’s strategic management process consists of an annual review of our business plan and budget, and quarterly reviews of and discussions with management relating to strategic and budgetary issues. Our board reviews the principal risks inherent in Creo’s business, including financial risks, and assesses the systems established to manage those risks. Directly and through its Audit Committee, our board also assesses the integrity of our internal financial control and management information systems.

In addition to those matters that must, by law, be approved by our board, our board is required to approve annual operating and capital budgets; any material dispositions, acquisitions and investments outside of the ordinary course of business or not provided for in the approved budgets; long-term strategy; organizational development plans; and the appointment of senior executive officers.

Our board expects management to focus on enhancing shareholder value by formulating and refining our corporate mission, securing the commitment of Creo employees to that mission, developing strategies consistent with the corporate mission and formulating programs and procedures for their implementation. Creo management is expected to provide effective leadership in all aspects of Creo’s activities, to maintain our corporate culture and motivate our employees, and to communicate effectively with employees, customers and other industry participants. Our board also expects management to provide the directors on a timely basis with information concerning our business and affairs, including financial and operating information and information concerning industry developments as they occur, all with a view to enabling our board to discharge its stewardship obligations effectively.

Our board holds regular quarterly meetings. Between the quarterly meetings, our board meets as required, generally by means of telephone conferencing facilities. As part of the quarterly meetings, the independent directors also meet separate from management. Our management also communicates informally with members of the board on a regular basis, and solicits the advice of board members on matters falling within their special knowledge or experience.

Composition of the Board

At the last annual general meeting of shareholders held on February 19, 2003, Creo shareholders elected nine directors. Of these directors, seven were “unrelated” within the meaning of the Guidelines — that is, they were independent of management and free from any interest and any business or other relationship with us which could, or could reasonably be perceived to, materially interfere with their ability to act with a view to the best interests of the corporation, other than interests arising from shareholdings. Two directors, Amos Michelson, Creo’s chief executive officer, and Mark Dance, chief financial officer and chief operating officer, were “related” within the meaning of the Guidelines by reason of their employment by the Company. Mr. Yeoshua Agassi is considered unrelated under the Guidelines but was not considered independent until July 31, 2003 under the NASDAQ guidelines for independence. Accordingly, as of the date of this annual information form, a majority of the board of directors being seven of our nine directors are considered independent under the NASDAQ guidelines. If all of the persons who have been nominated for election as directors at our annual general meeting of shareholders on February 18, 2004, are elected, eight of our ten directors will be considered unrelated and independent directors under the TSX and NASDAQ guidelines. All three members of the audit committee of the board of directors are financially literate and two of those members have the requisite experience to be considered financial experts.

We do not have a “significant shareholder” within the meaning of the Guidelines — that is, a shareholder with the ability to cast a majority of the votes for the election of directors.

Auditor Independence

Creo’s Audit Committee is satisfied with the independence of our auditor and that our independent auditor is free from conflicts of interest that could impair their objectivity in conducting the audit of Creo. The Audit Committee is required by its Charter to pre-approve all non-audit related services performed by our independent auditor, and our auditor is not permitted to perform services for us prohibited for an independent auditor under applicable Canadian and United States regulations including the Sarbanes-Oxley Act.

In the 2003 fiscal year, the fees paid to the auditor were as follows:

	Amount paid (US$)	Percent

Audit fees	$1,300,000	64%
Audit related fees	280,000	17%
Tax fees	310,000	19%

Total fees	$1,620,000	100%

Code of Conduct

We have adopted a Code of Conduct that formalizes and codifies existing policies and guidelines. The Code of Conduct applies to all of our directors, officers and employees and is reviewed and approved by our board of directors annually. The Code of Conduct sets out our guiding principles and provides that we will act ethically and in compliance with legal requirements in all jurisdictions where we operate. The Code of Conduct also incorporates our disclosure policy for communicating material information with the investment community and our shareholders, and sets out, among other matters, our policies on conflicts of interest and insider trading or tipping among other things. Our Code of Conduct is reproduced in Schedule “F” of our Information Circular dated January 9, 2004.

No waivers of compliance with the Code of Conduct have been granted to any director or executive officer.

4.	SELECTED CONSOLIDATED FINANCIAL INFORMATION

4.1	Five-Year Consolidated Financial Information

The following table sets forth selected financial information for the periods indicated. This selected consolidated financial data should be read together with the “Management Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, including the related notes, included elsewhere in this form.

	Years ended September 30,

Statement of Operations Data:	1999	2000	2001	2002	2003

	(in thousands of U.S. dollars, except per share data)
Amounts under Canadian GAAP
Revenue:
Product revenue	$148,433	$335,535	$447,241	$336,329	$360,618
Service revenue	29,890	94,654	161,753	158,986	170,104
Consumables revenue	—	23,095	47,533	44,537	47,316

Total revenue	178,323	453,284	656,527	539,852	578,038
Cost of sales	94,465	252,765	378,176	306,581	320,197

Gross profit	83,858	200,519	278,351	233,271	257,841
Research and development, net	13,805	42,376	79,048	73,378	79,007
Sales and marketing	30,373	68,055	101,632	97,893	106,892
General and administration	10,144	35,634	82,134	67,259	63,767
Other expense (income)	(1,358)	(341)	258	(5,397)	(7,997)

Restructuring	—	—	4,081	8,376	2,547
Business integration costs	—	10,845	13,150	764	876
Goodwill and other intangible assets amortization	—	35,248	74,314	309	2,659
Royalty arrangement	—	—	—	15,530	—
Write-off of goodwill and intangible assets	—	—	265,700	—	—
Write-off of investments	—	—	70,470	—	—

	52,964	191,817	690,787	258,112	247,751

Earnings (loss) before income taxes, equity loss and minority interest	30,894	8,702	(412,436)	(24,841)	10,090
Income tax expense (recovery)	12,334	9,811	2,319	(2,680)	1,541
Equity loss	—	967	—	2,141	3,040
Minority interest	—	(646)	—	—	—

Net earnings (loss)	$18,560	$(1,430)	$(414,755)	$(24,302)	$5,509

Basic earnings (loss) per share	$0.65	$(0.04)	$(8.56)	$(0.49)	$0.11

Fully diluted earnings (loss) per share	$0.62	$(0.04)	$(8.56)	$(0.49)	$0.11

Shares used in per share calculation:
Basic	28,369	39,429	48,472	49,528	49,788
Diluted	29,880	39,429	48,472	49,528	50,520

Other Financial Data:
Research and development, gross	$31,269	$64,719	$94,749	$88,451	$103,295
Research and development, funding	17,464	22,343	15,701	15,073	24,288

Research and development, net	$13,805	$42,376	$79,048	$73,378	$79,007

Amounts under U.S. GAAP
Net earnings (loss) under Canadian GAAP	$18,560	$(1,430)	$(414,755)	$(24,302)	$5,509

Fair value change of derivative instrument	—	—	—	—	364
Asset retirement obligation, net of tax	—	—	—	—	(51)
Stock option compensation	—	(5,689)	(4,111)	(12,299)	(1,436)
Amortization of in-process research and development	—	(45,500)	10,816	—	—
Income taxes	—	7,524	(10,791)	—	—
Equity loss	—	(6,677)	(43,675)	—	—
Write-off of investments	—	—	50,352	—	—
Write-off of in-process research and development and goodwill	—	—	37,951	—	—

Net earnings (loss) before cumulative effect of change in accounting policy	$18,560	$(51,772)	$(374,213)	$(36,601)	$4,386
Cumulative effect of change in accounting policy, net of tax	—	—	—	—	(175)
Net earnings (loss)	$18,560	$(51,772)	$(374,213)	$(36,601)	$4,211

Basic earnings (loss) per share	$0.65	$(1.31)	$(7.72)	$(0.74)	$0.08

Diluted earnings (loss) per share	$0.62	$(1.31)	$(7.72)	$(0.74)	$0.08

Shares used in per share calculation:
Basic	28,369	39,429	48,472	49,528	49,788
Diluted	29,880	39,429	48,472	49,528	50,520

	As at September 30,

Balance Sheet Data:	1999	2000	2001	2002	2003

	(in thousands of U.S. dollars)
Amounts under Canadian GAAP
Cash and cash equivalents	$103,075	$45,359	$60,241	$70,671	$59,021
Working capital	123,535	186,443	151,819	141,113	156,988
Total assets	220,403	944,570	487,707	495,205	501,392
Short-term debt	—	19,216	19,298	16,440	—
Long-term liabilities, excluding current portion	6,364	—	—	14,136	16,950
Shareholders’ equity	159,956	686,610	298,665	283,945	303,987

Amounts under U.S. GAAP
Cash and cash equivalents	$103,075	$45,359	$60,241	$70,671	$59,021
Working capital	123,535	186,443	151,819	141,113	153,353
Total assets	220,403	899,070	487,707	495,205	502,163
Short-term debt	—	19,216	19,298	16,440	—
Long-term liabilities, excluding current portion	6,364	—	—	14,136	17,583
Shareholders’ equity	159,956	648,634	298,665	283,945	300,126

4.2	Quarterly Information

The following table summarizes selected quarterly financial information for our last eight fiscal quarters. This information is unaudited, but reflects all adjustments of a normal, recurring nature that are, in the opinion of our management, necessary to present a fair statement of our financial position and results of operations for the periods present. Quarter-to-quarter comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.

	Three months ended

	Dec 31	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30	Sep 30
	2001	2002	2002	2002	2002	2003	2003	2003

	(unaudited)
	(in thousands of U.S. dollars, except per share data)
Amounts under Canadian GAAP
Product revenue	$87,106	$79,730	$82,596	$86,897	$90,843	$87,755	$87,694	$94,326
Service revenue	41,268	39,030	38,389	40,299	39,741	42,555	43,694	44,114
Consumables revenue	11,135	11,383	10,782	11,237	12,192	11,153	12,146	11,825

Total revenue	139,509	130,143	131,767	138,433	142,776	141,463	143,534	150,265
Cost of sales	81,726	74,470	73,169	77,216	79,722	77,749	78,672	84,054

Gross profit	57,783	55,673	58,598	61,217	63,054	63,714	64,862	66,211
Research and development, net	19,592	17,206	17,899	18,681	18,707	19,115	20,520	20,665
Sales and marketing	24,567	23,924	23,851	25,551	25,440	25,963	27,434	28,055
General and administration	17,213	17,075	17,496	15,475	17,352	17,352	14,965	14,098
Other income	(667)	(1,247)	(1,433)	(2,050)	(1,546)	(2,450)	(2,731)	(1,270)
Restructuring	3,287	\—	4,198	891	—	2,122	—	425
Business integration costs	—	268	256	240	213	236	156	271
Royalty arrangement	—	15,846	—	(316)	—	—	—	—
Goodwill and other intangible assets amortization	—	102	103	104	537	706	707	709

Earnings (loss) before income taxes and equity loss	(6,209)	(17,501)	(3,772)	2,641	2,351	670	3,811	3,258
Income tax expense (recovery)	(1,215)	(364)	—	391	463	(495)	707	866
Equity loss	—	—	470	1,671	375	2,343	322	—

Net earnings (loss)	$(4,994)	$(17,137)	$(2,750)	$579	$1,513	$(1,178)	$2,782	$2,392

Basic earnings (loss) per share	$(0.10)	$(0.35)	$(0.06)	$0.01	$0.03	$(0.02)	$0.06	$0.05

Diluted earnings (loss) per share	$(0.10)	$(0.35)	$(0.06)	$0.01	$0.03	$(0.02)	$0.05	$0.05

4.3	Dividend Policy

We have never declared or paid any cash dividends on our outstanding shares. We currently expect to retain any future earnings for the development and expansion of our business, and therefore do not currently expect to pay cash dividends in the foreseeable future.

5.	MANAGEMENT’S DISCUSSION AND ANALYSIS

5.1	Overview

Founded in 1983, Creo is a developer and manufacturer of digital solutions for the graphic arts industry. We manufacture more than 300 products for commercial, publication and on-demand printers, packaging converters, prepress tradeshops, newspaper publishers and creative professionals. Our prepress, printing and digital press solutions are based on a foundation of intellectual property and include software and hardware for computer-to-plate imaging, systems for digital photography, scanning, and proofing, as well as printing plates and proofing media. We also supply on-press imaging technology, components for digital presses, and color servers for high-speed digital printers to our OEM customers.

Based in Burnaby, Canada, Creo has sales, distribution, and regional support centers in the U.S., Belgium, Hong Kong, and Japan as well as manufacturing and product development facilities in Canada, the U.S., Israel and South Africa.

On September 30, 2003, Creo employed approximately 4,080 people. Of these, approximately 1,000 were engaged in research and product development, 880 in manufacturing, 1,200 in customer support activities, 500 in sales and marketing, and 500 in general and administration functions.

We segment our financial results into the following economic units: the Americas; Europe, the Middle East and Africa (“EMEA”); Asia-Pacific (including Japan); and OEM and Other. The Americas region includes sales, distribution, and regional support for Canada, the U.S., Mexico, and Central and South America. This region is headquartered in Boston, Massachusetts and employs approximately 650 people. There are 11 Creo subsidiaries in our EMEA region, as well as a network of dealers and distributors. Headquartered in Waterloo, Belgium, the EMEA region employs a team of approximately 710. Our Asia-Pacific segment is based both in Hong Kong and Tokyo, where 315 employees distribute Creo products and provide customer support through 19 offices serving over 20 markets in Asia-Pacific, including Japan. The OEM and Other segment comprises the rest of our operations. This includes royalties, products and services from our OEM businesses in Canada and Israel and other operating expenses.

We sell and support our products through both direct and indirect sales organizations. The direct sales organization is responsible for worldwide sales of most products. Indirect sales channels include dealers and distributors. In the Americas, nearly all of our sales are made through direct channels, while over 60% of our sales are through direct channels in EMEA and Asia-Pacific.

The bulk of our revenue comes from the sale and support of complete computer-to-plate (“CTP”) systems, including output devices, workflow software, peripherals and service. Product revenue is comprised of the sale of equipment and software, and includes revenue earned from installation, training, and warranty services. Product revenue from sales made directly to end customers is recognized upon installation or customer acceptance, depending on the contract, or upon shipment if no installation is required. Service revenue is derived from customer support agreements entered into in connection with product sales and renewals. Consumables revenue is from the sale of printing plates, proofing paper and ink, and other prepress consumable products to our customers.

During fiscal 2003, product revenue made up 62.4% of total revenue; service revenue made up 29.4% of total revenue; and consumables revenue comprised 8.2% of total revenue.

We operate internationally with a substantial portion of our business conducted in foreign currencies. Accordingly, our results are affected by exchange rate fluctuations of the U.S. dollar relative to various European currencies, the Canadian dollar, the Japanese yen, the Israeli shekel, and to a lesser extent other foreign currencies.

Adjusted results

In addition to results in accordance with GAAP, Creo has disclosed non-GAAP measures of adjusted earnings and adjusted earnings per share as a method to evaluate our operating performance. These non-GAAP measures should not be considered a substitute for measurements required by accounting principles generally accepted in the U.S. or Canada such as net earnings and earnings per share. Management believes that these non-GAAP metrics provide additional information allowing comparability with Creo’s ongoing operating performance, and the items excluded are considered to be non-operational and/or non-recurring. The adjusted results exclude the effects of acquisition-related charges (e.g. business integration costs and the amortization of intangible assets), non-recurring charges (e.g. restructuring, write-downs of goodwill and intangible assets, and one-time liability settlements, such as the royalty arrangement with the Office of the Chief Scientist in Israel) and non-operational charges (e.g. equity accounting related to investments), and the related tax effects. These non-GAAP measures are not necessarily comparable to non-GAAP information provided by other issuers.

A reconciliation of our adjusted results to Canadian GAAP information is as follows:

Years ended September 30	2003	2002	2001

Earnings (loss) under Canadian GAAP	$5,509	$(24,302)	$(414,755)
Restructuring	2,547	8,376	4,081
Business integration costs	876	764	13,150
Goodwill and other intangible assets amortization	2,659	309	74,314
Equity loss on investments	3,040	2,141	—
Royalty arrangement	—	15,530	—
Write-down of accounts receivable, inventory and other assets	—	—	15,293
Write-off of goodwill, other intangible assets and investments	—	—	336,170
Tax related to reconciling items	(2,114)	(2,711)	(1,191)

Adjusted earnings	$12,517	$107	$27,062

5.2	Results of Operations

Revenue

Years ended September 30	2003	2002	2001	2002 to 2003	2001 to 2002

Product revenue	$360,618	$336,329	$447,241	7.2%	(24.8)%
Service revenue	170,104	158,986	161,753	7.0%	(1.7)%
Consumables revenue	47,316	44,537	47,533	6.2%	(6.3)%

Total revenue	$578,038	$539,852	$656,527	7.1%	(17.8)%

Our revenue is derived from sales of digital prepress products to direct customers and dealers and distributors, fees for the service of equipment, and sales of consumables that are used with our equipment.

In 2003, product, service and consumables revenue improved compared to 2002. Higher revenue in the EMEA and Asia-Pacific regions as well as foreign currency fluctuations contributed to the increase. The reduction of revenue in 2002 compared to 2001 was due to lower demand for our products and services caused by the decline in graphic arts capital spending as a result of the weakened global economic situation.

Product revenue increased in 2003 due to improved sales activity in EMEA and Asia-Pacific aided by foreign currency appreciation in those regions compared to 2002. In 2002 compared to 2001, lower product revenue in most of our economic regions was associated with the decline in the overall economy. The most significant decreases in 2002 were in our American and European operations and in our OEM businesses due to reduced royalties received from Heidelberger Druckmaschinen AG (“Heidelberg”). Product revenue represented 62.4%, 62.4%, and 68.2% of total revenue in fiscal 2003, 2002, and 2001, respectively.

Service revenue in 2003 increased proportionately with the improvement in product revenue in our regions. The most significant improvement in service revenue was in our EMEA region which benefited from the strengthened euro as compared to 2002. Service revenue from our OEM businesses was stable in 2003. In most regions, the decrease in service revenue in 2002 compared to 2001 was commensurate with the decrease in product revenue. Part of the reduction in service revenue in 2002 was offset by increased service revenue from our OEM businesses. Service revenue represented 29.4%, 29.4%, and 24.6% of total revenue in fiscal 2003, 2002, and 2001, respectively.

In 2003, consumables revenue increased due to the strengthened euro and more revenue received from our third-party plate partners. These increases were offset in part by lower revenue for our Iris inkjet proofing consumables compared to 2002. In 2002 compared to 2001, the reduction in consumables revenue occurred primarily in the Americas region. Consumables revenue remained relatively consistent year-over-year in our other regions. Consumables revenue represented 8.2%, 8.2%, and 7.2% of total revenue in fiscal 2003, 2002, and 2001, respectively.

Revenue by economic segment

Years ended September 30	2003	2002	2001	2002 to 2003	2001 to 2002

Americas	$218,207	$222,907	$290,502	(2.1)%	(23.3)%
EMEA	221,054	183,434	199,454	20.5%	(8.0)%
Asia-Pacific	72,662	63,187	66,371	15.0%	(4.8)%
OEM and Other	66,115	70,324	100,200	(6.0)%	(29.8)%

Total revenue	$578,038	$539,852	$656,527	7.1%	(17.8)%

Despite a sequentially stronger 2003 fourth quarter in the Americas, full year revenue declined slightly over 2002. Improved sales execution and increases in our targeted growth markets, such as newspaper and packaging, were offset by reduced capital spending in our core commercial printing market compared to 2002. In both 2003 and 2002, the slowdown in the U.S. economy, and constraints on our customers’ graphic arts capital spending had a significant effect on our product revenue compared to the prior years. Revenue in the Americas region represented 37.8%, 41.3%, and 44.2% of total revenue in fiscal 2003, 2002, and 2001, respectively.

In 2003, revenue in our EMEA region improved due to the appreciation of the euro and higher equipment sales compared to 2002. Operationally EMEA improved by 2% year-on-year excluding exchange rate fluctuations. In 2002 compared to 2001, the decrease in revenue in EMEA was related to the slowdown in the European economy and our customers’ reduced capital spending. A decrease in product revenue in 2002 was partially offset by the currency impact of the strengthened euro over the latter half of the year. Service revenue decreased slightly compared to the prior year, while consumables revenue remained relatively stable. Revenue in the EMEA region represented 38.2%, 34.0%, and 30.4% of total revenue in fiscal 2003, 2002, and 2001, respectively.

In 2003, our Asia-Pacific region reported the highest total revenue in three years. The region’s revenue increased compared to 2002 due to improved sales execution and market penetration in Japan, increased product sales in India and China, and the strengthened yen. In 2002 compared to 2001, the decrease in revenue was primarily related to a decline in product revenue in Japan while revenue in the rest of Asia-Pacific improved or remained relatively stable. Revenue in the Asia-Pacific region represented 12.6%, 11.7%, and 10.1% of total revenue in fiscal 2003, 2002, and 2001, respectively.

In both 2003 and 2002, the primary decrease in revenue in our OEM and Other segment was due to reduced royalties and OEM revenue received from Heidelberg and others compared to the prior periods. In 2003, reduced royalties were offset by higher revenues from our print-on-demand business with Xerox and the production planning software products acquired from ScenicSoft, Inc. (“ScenicSoft”). Revenue in the OEM and Other segment represented 11.4%, 13.0%, and 15.3% of total revenue in fiscal 2003, 2002, and 2001, respectively.

Gross profit

Years ended September 30	2003	2002	2001

Gross profit	$257,841	$233,271	$278,351

Gross margin	44.6%	43.2%	42.4%

In 2003, gross profit increased with our overall increase in revenue for the year compared to 2002 while in 2002, gross profit decreased with our overall reduction in revenue for the year compared to 2001.

In 2003, the most significant percentage improvements in our overall gross margin were in EMEA due to the strengthened euro compared to 2002, and in Asia-Pacific due to increased service revenue. In 2002, overall gross margin improved compared to 2001 due to higher product margins and an increase in service margins as a result of the company-wide cost-saving initiatives. This improvement was partially offset by reduced OEM royalties.

Operating expenses

Years ended September 30	2003	2002	2001	2002 to 2003	2001 to 2002

Research and development, net	$79,007	$73,378	$79,048	7.7%	(7.2)%
Sales and marketing	106,892	97,893	101,632	9.2%	(3.7)%
General and administration	63,767	67,259	82,134	(5.2)%	(18.1)%
Other income	(7,997)	(5,397)	258	48.2%	*
Other charges	6,082	24,979	427,715	*	*

Total operating expenses	$247,751	258,112	690,787	(4.0)%	(62.6)%

*	not meaningful

Total operating expenses represented 42.9%, 47.8%, and 105.2% of total revenue in fiscal 2003, 2002, and 2001, respectively.

In 2003, we continued the company-wide cost-savings program initiated in 2002. These targeted cost control and restructuring activities allowed us to make critical investments in our future growth while controlling our operating expenses. During the year, we integrated the ScenicSoft operations, restored employee salaries to market rates after a one-year reduction, launched our digital media strategy and experienced the appreciation of various foreign currencies compared to the U.S. dollar. We reported lower total operating expenses in 2003 compared to 2002.

As part of our overall cost-saving initiatives in 2002, our employees agreed to reduce their cash compensation for calendar year 2002 in return for an equivalent value of stock options using the Black-Scholes method for valuing stock options. Overall employee compensation, including salaries and benefits, were reduced by approximately 10%, for which 2,038,373 stock options were granted. Employee compensation was returned to market rates in the second fiscal quarter of 2003.

Our 2001 operating expenses reflect special charges or adjustments incurred in the fourth quarter of 2001 relating to the write-off of investments, goodwill and intangible assets due to impairment totaling $336.2 million and an exceptional write-down of customer and other receivables, certain capital assets and obsolete engineering inventory totaling $15.3 million. For comparative purposes, our operating expenses in 2001 are provided below excluding these special charges.

Research and development

Years ended September 30	2003	2002	2001	2002 to 2003	2001 to 2002

Gross research and development	$103,295	$88,451	$94,749	16.8%	(6.6)%

Net research and development	$79,007	$73,378	$79,048	7.7%	(7.2)%

Gross research and development expenses represented 17.9%, 16.4%, and 14.4% of total revenue in fiscal 2003, 2002, and 2001, respectively. Net research and development expenses represented 13.7%, 13.6%, and 12.0% of total revenue in fiscal 2003, 2002, and 2001, respectively.

Since our inception we have made significant investments in research and development. These investments have been funded in part by business partners in connection with specific product development initiatives undertaken by us at their request. We have also received funding from the Canadian government through investment tax credits and from the Israeli government through royalty-free grants. Outside funding of our research and development activities was $24.3 million, $15.1 million, and $15.7 million in fiscal 2003, 2002 and 2001, respectively.

In 2003, the appreciation of the Canadian dollar compared to the U.S. dollar had a significant impact on our gross research and development expenses. In addition, costs associated with new products, such as the Veris inkjet proofing device and the Creo Positive Thermal Plate, and the restoration of employee salaries increased gross research and development costs compared to 2002. However, increased outside funding associated with projects, such as the thermal imaging equipment with Dupont Imaging Technologies for the manufacture of color filter components in liquid crystal displays and the newspaper CTP device for the Japanese market with NEC Engineering, partially offset higher gross research and development costs.

In 2002, gross research and development expenses were reduced due to the company-wide cost-saving initiatives implemented in the second quarter of 2002, which included employee cash compensation reductions. These savings were partially offset by increased materials consumption from our continuing research and development projects as compared to 2001.

An adjustment of $2.1 million for the write-down of obsolete engineering inventory and capital assets charged in 2001 was included in our research and development expenses. Excluding special charges, gross research and development expenses were $92.6 million and net research and development expenses were $76.9 million in 2001.

Sales and marketing

Years ended September 30	2003	2002	2001	2002 to 2003	2001 to 2002

Sales and marketing	$106,892	$97,893	$101,632	9.2%	(3.7)%

Sales and marketing expenses represented 18.5%, 18.1%, and 15.5% of total revenue in fiscal 2003, 2002, and 2001, respectively.

In 2003, the strengthened euro increased sales and marketing expenses compared to 2002. Excluding foreign exchange impact, expenses increased due to the donation of a CTP system to the Rochester Institute of Technology, a leading graphic arts industry technical school; restored employee salaries; and costs from reorganization in EMEA.

In 2002, lower sales activity commensurate with lower revenues resulted in decreased sales commissions, associated personnel expenses and freight costs. However, the accelerated amortization of leasehold assets from the consolidation of the U.S. back office functions and regional demonstration and benchmark equipment offset some of the reduction in sales expense. Marketing expenses for advertising and trade shows in 2002 were relatively consistent with the prior year.

General and administration

Years ended September 30	2003	2002	2001	2002 to 2003	2001 to 2002

General and administration	$63,767	$67,259	$82,134	(5.2)%	(18.1)%

General and administration expenses represented 11.0, 12.5%, and 12.5% of total revenue in fiscal 2003, 2002, and 2001, respectively.

In 2003, the appreciation of the euro, Canadian dollar and Israeli shekel compared to the U.S. dollar and restored employee salaries were more than offset by lower provisions for doubtful accounts and savings from our cost reduction activities compared to 2002. We significantly reduced our spending on information technology in 2003 compared to the prior year.

In 2002, employee-specific general and administration expenses were reduced significantly compared to 2001. However, increased provisions for doubtful accounts and third-party vendor leasing recourse provisions from higher leasing activity in the Americas offset some of the employee-specific reductions realized over the year.

General and administration expenses in fiscal 2001 included an adjustment of $12.1 million to customer and other receivables and a write-down of certain information technology and other assets. Excluding these special charges, general and administration expenses were $70.0 million in 2001.

Other income (expense)

Years ended September 30	2003	2002	2001	2002 to 2003	2001 to 2002

Other income (expense)	$7,997	$5,397	$(258)	48.2%	*

*	not meaningful

Other income includes foreign currency translation gains and losses from our regions’ local currency net assets and liabilities translated to U.S. dollars, interest income from Printcafe Software, Inc. (“Printcafe”), other interest income, and other miscellaneous financial charges.

In 2003, higher foreign exchange gains realized on our euro and Canadian dollar-denominated assets contributed to the increase in other income compared to 2002. Interest income from Printcafe was stable in 2003.

The increase in other income in 2002 compared to 2001 was mainly due to interest income of $3.3 million received from Printcafe and a net foreign currency translation gain compared to a net foreign currency translation loss in 2001.

Other charges

Years ended September 30	2003	2002	2001

Restructuring	$2,547	$8,376	$4,081
Business integration costs	876	764	13,150
Goodwill and other intangible assets amortization	2,659	309	74,314
Write-off of investments, goodwill and other intangible assets	—	—	336,170
Royalty arrangement	—	15,530	—

Total other charges	$6,082	$24,979	$427,715

Restructuring

In 2003, restructuring costs were incurred in the consolidation of the remaining facilities in Bedford, Massachusetts initiated in 2002. The higher than expected vacancy rates in Bedford reduced the sublease income which was expected to offset rental expenses for the vacated properties.

In 2002, we decided to consolidate our North American manufacturing and sales administration functions to our head office in Burnaby, Canada. This consolidation was in addition to a series of cost-saving initiatives implemented following a downturn in sales activity in the 2001 third quarter. We recorded total restructuring charges of $8.4 million relating to our North American consolidation. Workforce reduction charges of $3.7 million were incurred for severance and benefits associated with the reduction of approximately 260 employees in the U.S. In conjunction with the North American consolidation in 2002, a number of leased facilities, and associated capital assets, were no longer required. Therefore, we recorded a charge for net lease costs and a write-down of associated capital assets of approximately $4.7 million. Sublease revenue on leases that we were unable to terminate was included in the net lease costs. In addition to the restructuring charges for 2002 identified above, we incurred approximately $0.7 million in operating expenses, primarily in sales and marketing expenses, from the accelerated amortization on capital assets in our U.S. demonstration center.

During 2001, we recorded restructuring expenses of $4.1 million for severance and related benefits costs for approximately 200 employees around the world in connection with our company-wide cost-saving initiatives.

Business integration costs

In 2003 and 2002, business integration costs related to the implementation of our global ERP system. In 2001, business integration costs included the write-off of discontinued inventory, ERP implementation costs, and other costs to realign resources due to the integration of the Scitex Corporation Ltd. (“Scitex”) digital prepress business.

Goodwill and other intangible assets amortization

The increase in intangible assets amortization in 2003 was due to the amortization of intellectual property from the acquisition of ScenicSoft. For comparative purposes, 2001 included the amortization of goodwill and other intangible assets from the Scitex acquisition. At the end of 2001, the remaining goodwill and other intangible assets from the Scitex acquisition were written off due to impairment.

Royalty arrangement

Costs associated with the royalty arrangement with the Chief Scientist in Israel were $15.5 million in fiscal 2002. There were no comparable costs in fiscal 2003 and 2001. In January 2002, we entered into an agreement for the fixed repayment of royalties to the Office of the Chief Scientist in the Government of Israel’s Ministry of Industry and Trade which is responsible for implementing government policy regarding support and encouragement of industrial research and development (“royalty arrangement”). Historically, the Israeli government support for research and development has been in the form of a royalty scheme, whereby research and development support was repayable according to the sale of products. In 2001 the Israeli government introduced a new grant-based research and development support program. In order to qualify for the new program, companies were required to settle all obligations under the previous royalty-based scheme.

At the end of 2001, we had approximately $6.0 million in liabilities owed to the Office of the Chief Scientist on our balance sheet and approximately $27.3 million in contingent liabilities. Pursuant to the agreement, we agreed to pay a total of approximately $21.1 million over five years in order to satisfy all potential future royalty obligations. As a result of amounts previously accrued, the repayment commitment resulted in a net charge of $15.5 million for 2002.

The liability is denominated in Israeli shekels, bears interest at 4% per annum linked to the Israeli consumer index and is repayable over five years with 10 semi-annual payments. In September 2002, we entered into a cross-currency interest rate swap agreement to exchange Israeli shekels for U.S. dollars in order to mitigate the currency and interest rate risks associated with the royalty arrangement.

At September 30, 2003, $9.9 million of the outstanding amount was included in long-term liabilities and $4.9 million was included in accrued and other liabilities.

Equity loss on investment

Equity loss on investments is the accounting of our investment in Printcafe under the equity method effective January 2, 2002. We were required to record a proportionate share of Printcafe’s earnings or losses as equity income or loss. Equity loss on investments was $3.0 million in fiscal 2003 and $2.1 million in fiscal 2002. There was no comparable charge in fiscal 2001. As at September 30, 2003, our remaining equity balance in Printcafe was $nil.

Income tax

For fiscal 2003, income tax expense was $1.5 million compared to an income tax recovery of $2.7 million for the same period last year. The tax expense in 2003 was due to earnings before income tax of $7.0 million compared to a loss before income tax of $27.5 million in 2002.

Liquidity and capital resources

September 30	2003	2002	2002 to 2003

Cash and cash equivalents	59,021	70,671	(16.5)%
Working capital	156,988	141,113	11.2%
Long-term liabilities	16,950	14,136	19.9%

Cash and cash equivalents include investments which are highly liquid and held to maturity. Cash equivalents typically include term deposits, banker’s acceptances and bearer deposit notes issued mostly by major North American banks. Of the $59.0 million cash balance in 2003, $1.8 million is restricted relating to the cross-currency interest rate swap and approximately $1.0 million is restricted for other operational items. In the 2003 fourth quarter, we repaid the short-term debt of $15.1 million owing in Creo Japan.

While most current asset balances remained consistent in 2003 compared to the prior year, working capital increased as a result of the decrease in current liabilities from the repayment of short-term debt and the reduction in trade accounts payable. Our working capital ratio improved to 1.9 in 2003 from 1.7 in 2002.

Long-term liabilities include long-term provisions associated with the restructuring charge incurred in the consolidation of the remaining facilities in Bedford, Massachusetts started in 2002 and continued in 2003. Long-term liabilities also include transactions offered under our third-party customer leasing programs which are treated as operating leases for accounting purposes. These increases were offset by scheduled payments made to the Office of the Chief Scientist with respect to our royalty arrangement initiated in fiscal 2002.

Years ended September 30	2003	2002	2001	2002 to 2003	2001 to 2002

Cash provided by (used in):
Operations	16,536	41,387	48,477	60.0%	(14.6)%
Investing	(7,609)	(33,134)	(39,628)	(77.0)%	(16.4)%
Financing	(22,635)	1,969	9,542	*	(79.4)%

*	not meaningful

While cash contribution from operating profitability improved significantly in 2003 compared to both 2002 and 2001, the net changes in operating assets and liabilities were significantly lower than in the prior periods. In prior years, changes to accounts receivable and inventory were more significant as we improved collections and inventory management. We have maintained this improvement in 2003 as days sales outstanding levels improved in spite of increases in accounts receivable due to increased revenue.

In 2003, cash used in investing decreased compared to both 2002 and 2001, due to lower investing activity compared to the prior year. Investing activities in 2003, including investments in Printcafe and the acquisition of ScenicSoft, were lower than prior year investments in Printcafe. In 2003, cash used in investing was significantly reduced by the receipt of the Scitex note receivable of approximately $18.8 million. Furthermore, capital expenditures in 2003 have remained relatively consistent to 2002 and were significantly lower than 2001.

In 2003, cash used in financing activities increased due to the repayment in the 2003 fourth quarter of short-term debt owed by Creo Japan and the planned installment payments to the Office of the Chief Scientist in Israel. In 2002 and 2001, cash received from employees exercising stock options was significantly higher than in 2003.

Commitments

We have a $40.0 million 364-day-committed working capital facility. As of September 30, 2003, approximately $4.5 million of the facility has been utilized to support various letters of credit. The working capital facility is secured with mortgages over our real estate assets in British Columbia and by a floating charge on working capital in North America. There have been no direct borrowings under this facility. We also have various other uncommitted facilities aggregating approximately $10.0 million.

We transact business in a variety of foreign currencies, primarily the euro, Canadian dollar and Israeli shekel. As a result our financial statements are exposed to changes in foreign currency exchange rates. We hedge a portion of our net monetary assets and liabilities recorded in our financial records using forward foreign exchange contracts to reduce the impact that changes in foreign exchange rates will have on the revaluation of these items. These forward foreign exchange contracts are carried at fair value with the changes in fair value charged to other income. At September 30, 2003 we had forward foreign exchange contracts outstanding whose notional value in U.S. dollars was $21.0 million compared to $20.5 million at September 30, 2002. At September 30, 2003 the maturity dates for these contracts were 60 days or less.

In 2002 we hedged a fixed-term Israeli shekel liability from the royalty agreement with the Office of the Chief Scientist in Israel by entering into a cross-currency interest rate swap agreement maturing in September 2006. This agreement effectively converted the amount owing under the royalty agreement with the Israeli government to a U.S. dollar-denominated obligation bearing interest at LIBOR less approximately 40 basis points. At September 30, 2003 the notional amount of this agreement was $14.6 million compared to $20.0 million at September 30, 2002.

On October 24, 2002, we acquired all of the issued and outstanding shares of ScenicSoft for approximately $9.5 million in a combination of cash, convertible notes, and an assumption of liabilities. Of the aggregate $9.5 million to be paid by Creo, $4.0 million is payable one year after the close of the transaction and is represented by unsecured, non-interest-bearing, convertible promissory notes of Creo. These notes are convertible into common shares at an average closing price of Creo common shares for the 10 days prior to October 24, 2003. Subsequent to September 30, 2003, we chose to pay the $4.0 million promissory note in cash.

Based on past performance and current expectations, we believe that our cash and cash equivalents, and cash generated from operations will satisfy our working capital needs, capital expenditures, and commitments through fiscal 2004.

Subsequent events

On December 5, 2003, we acquired a plate production facility based in Pietermaritzburg, South Africa, from First Graphics (Pty.) Ltd., for an aggregate purchase price of $11.3 million in cash. The facility includes a modern, recently installed plate manufacturing line that is already producing the Creo plate. As part of the acquisition, Creo will receive over 10 acres of land and approximately 151,000 ft2 in manufacturing and storage facilities. The manufacturing facility employs approximately 150 people. First Graphics will continue to act as the exclusive distributor for Creo products in South Africa.

On October 30, 2003, we received cash consideration for our remaining equity stake in Printcafe of approximately 4.7 million common shares and received payment for the outstanding loan to Printcafe of $11.8 million. The net proceeds to Creo were approximately $22.1 million.

On October 13, 2003, Creo reached an agreement to purchase the production workflow system product line and the integrated press control interface for newspapers from HiT Internet Technologies SpA of Affi, Italy, a leading developer of technology for the publishing industry.

Significant accounting policies and estimates

General

Our consolidated financial statements are prepared in accordance with Canadian GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, we base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Senior management has discussed the development, selection and disclosure of these estimates with the audit committee of Creo’s board of directors. These estimates are also reviewed by our auditors. Actual results could differ from these estimates under different assumptions or conditions.

Allowance for doubtful accounts

We consider the age of the accounts receivable, our historical write-offs, and the collectibility of specific customer accounts in estimating the allowance for doubtful accounts. This takes into account the creditworthiness of, and the economic condition affecting, the customer and the general economic conditions, among other factors. Should any of these factors change, the estimates made by us will also change. This could impact the level of our future provision for doubtful accounts. If the financial condition of our customers was to deteriorate, affecting their ability to make payments, additional provisions for doubtful accounts may be required.

Vendor lease recourse provisions

We use various third-party vendor-leasing programs to assist our customers to finance the purchase of our products. Under these programs, we are required to repay a portion of the third-parties’ potential losses up to a limit should our customers default on their financing arrangements. Our provisions are based on our estimate of the risk of loss from these potential occurrences. We consider our historical default experience, the economic conditions of the customers and general economic conditions, among other factors, in estimating lease recourse obligations. The estimates made by us will change should any of these factors change. If the financial condition of our customers was to deteriorate, affecting their ability to make payments, additional provisions for lease recourse obligations may be required.

Inventory

We value our inventory at the lower of cost and net realizable value. We assess the need for an inventory provision based on historical usage and our estimates about future customer demand for our products. We also identify specific inventory, which may be determined slow-moving or obsolete, and apply our estimates for inventory provisions. If a market condition in our industry or the economy declines, or our future demand does not materialize as anticipated, additional inventory provisions may be required.

Warranty provision

We estimate the likelihood that products sold will be subject to warranty claims in establishing the accrued warranty liability. In making such determinations, we use estimates based on the nature and terms of the contract and our past experience with the product. If we were to experience an increase in warranty claims compared with our historical experience, or costs of servicing warranty claims were greater than the expectations on which the accrual had been based, our gross margin could be adversely affected.

Restructuring

In fiscal 2002 and 2003 we engaged in certain restructuring actions and have utilized significant estimates related to expenses for lease cancellation and other exit costs. In calculating the provision, we estimate, for each location, the amount to be paid in lease termination payments, the future lease and operating costs to be paid until the lease is terminated, and the amount, if any, of sublease revenues. To form our estimates for these costs, we perform a managerial assessment of the affected facilities and consider the current market conditions for each site. Our assumptions on the lease termination payments, operating costs until terminated or the offsetting sublease revenues may turn out to be incorrect and our actual cost may be materially different from our estimates.

Income taxes

We record income taxes in each of the jurisdictions in which we operate. We estimate our actual current tax exposure and the temporary differences resulting from differing treatment of items for tax and book accounting purposes. These differences result in future income tax assets and liabilities which are included within our consolidated balance sheet. We must then assess the likelihood that our future income tax assets will be recovered from future taxable income. If recovery of these future tax assets is considered unlikely, we must establish a valuation allowance. To the extent we either establish or increase a valuation allowance in a period, we must include an expense within the tax provision in the consolidated statement of operational.

Significant management judgment is required in determining our provision for income taxes, our future tax assets and liabilities, and any valuation allowance recorded against our net future tax assets. If actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish a valuation allowance that could materially impact our financial position and results of operations.

Other

Other significant accounting policies, not involving the same level of uncertainty as those discussed above, are nevertheless important to an understanding of our financial statements. See note 1 to the consolidated financial statements on pages 35 – 37 of the 2003 Annual Report which discusses our material accounting policies.

5.3	Information Regarding Forward-looking Statements

Certain statements made by us in this Annual Information Form, including without limitation certain statements contained in the section entitled Management’s Discussion and Analysis of Financial Condition and Results of Operations which are not historical facts, are so-called forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These include statements about management’s expectations, beliefs, intentions or strategies for the future, which are indicated by words such as anticipates, intends, believes, estimates, forecasts, expects or similar words. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are not guarantees of future performance. All forward-looking statements reflect management’s current views with respect to future events and are subject to certain risks, uncertainties, and assumptions. Some, but not all, of the important factors that could cause actual results, performance or achievements to be materially different from those expressed or implied by these forward-looking statements are outlined below. Other risks and uncertainties are identified and discussed elsewhere in this Annual Information Form and from time to time in our filings with Canadian and United States regulatory authorities.

5.4	Risk Factors

Our business is subject to significant risks and our past performance is no guarantee of future performance. Some of the risks we face are outlined below and should be considered by prospective purchasers of the Common Shares.

Our new strategy of manufacturing and selling our proprietary thermal plates may not succeed. A significant element of our growth strategy is the introduction and growth of our proprietary thermal plate. We have made a significant investment in furtherance of this strategy. Our new product strategy may not proceed as planned and if we do not achieve growth of proprietary thermal plate sales, our financial condition and results of operations could be adversely affected. In addition, we will be relying on a combination of third party manufacturers and possibly our own manufacturing facilities to produce our plate. A production disruption or a quality control failure would adversely affect our customers and adversely affect our financial results. Distributing our plates to customers globally will require a sophisticated logistical infrastructure to ensure timely and efficient delivery. A failure to effectively manage plate delivery and support would cause us to lose customers and this would adversely affect our financial results.

Our industry is undergoing significant changes as demand for digital prepress solutions matures which may lead to increased competition that could adversely affect our financial condition and operating results. As our industry matures, direct competition among providers of digital prepress solutions is likely to intensify, and this in turn is likely to result in price reductions including discounts from bundling equipment with consumables, reduced gross margins, longer sales cycles, and reduced market share, all of which would harm our business and operating results. In addition, successful new product introductions or enhancements by our competitors could reduce the sales or market acceptance of our products and services, initiate intense price competition or make our products obsolete.

We are dependent on a limited number of suppliers for raw materials and key components of our products. If our supply of these raw materials and components is disrupted, we will be unable to make sales, and our financial condition and operating results will be adversely affected. Because there is a limited number of potential suppliers of certain raw materials and key components of our products, including components of our thermal imaging heads and ingredients for our emulsion technology, it may be difficult for us to find qualified suppliers or to replenish our inventories of these components on a timely basis, and this could cause our operating results and financial condition to suffer.

Our products and some of the key components supplied to us by other companies incorporate complex imaging technology, software and hardware, which require precise process controls and makes quality control more challenging. Despite rigorous testing, undetected errors or defects in our products or components may cause failures at any time. We may not be able to sell our products if they have reliability, quality, or compatibility problems. Moreover, errors, defects, or bugs can result in additional development costs, diversion of technical and other resources from our development efforts, warranty claims by our customers or others against us, or the loss of credibility with our current and prospective customers. If there is a successful product liability claim against us for an amount exceeding our insurance policy limits, we would be forced to use our own resources to pay the claim, which could materially and adversely affect our business and financial condition.

Our intellectual property and proprietary technology is important to the continued success of our business. Our failure to protect or defend this proprietary technology may significantly impair our competitive position. Our success and ability to compete depend to a significant extent on our proprietary technology since that is how we attempt to prevent others from copying the innovations that are central to our present and future products. We currently rely on copyright and trademark laws, trade secrets, confidentiality procedures, contractual provisions and patents to protect our proprietary technology. We may have to engage in litigation to protect our patents and other intellectual property rights, or to determine the validity or scope of the proprietary rights claimed by others. This kind of litigation can be time-consuming and expensive, whether we win or lose. Because it is critical to our success that we are able to prevent competitors from copying our innovations, we intend to continue to seek patent and trade secret protection for our technologies. The process of seeking patent protection can be long and expensive and we cannot be certain that any currently pending or future applications will actually result in issued patents, or that, even if patents are issued, they will be of sufficient strength and scope to provide us with meaningful protection or commercial advantage. Further, others may develop technologies that are similar or superior to our technology or design around our patents. We also rely on trade secret protection for our technology, in part through confidentiality agreements with our employees, consultants and third parties. These agreements may be breached, and if they are, we may not have adequate remedies. In any case, others may come to know about our trade secrets in various ways. In addition, the laws of some countries in which we manufacture or sell our products may not protect our intellectual property rights to the same extent as the laws of Canada, the United States and Israel.

Despite our efforts, our intellectual property rights, particularly our existing or future patents, may be invalidated, circumvented, challenged, rendered unenforceable or infringed or required to be licensed to others. Furthermore, others may develop technologies that are similar or superior to ours, duplicate or reverse engineer our technology or design around patents owned or licensed by us. If we fail to protect our technology so that others may use or copy it, we would be less able to differentiate our products and our revenues will decline.

If an infringement claim is filed against us we may be prevented from using certain technologies and may incur significant costs to resolve the claim and to defend ourselves and our customers against infringement claims. Litigation could also adversely affect sales of the challenged product or technology and in the event of a claim of infringement we may be required to obtain one or more licenses from third parties. We cannot assure you that we or our customers could obtain any necessary licenses at a reasonable cost or at all. If we fail to obtain a license where one is required, we could incur substantial liabilities and be forced to suspend the marketing of the challenged products.

We may provide significant levels of credit to our customers when we bundle sales of our products with our own plates and other media, allowing customers to pay for a portion of the equipment over time through higher media charges. If our customers are unable to repay us our financial results may be adversely affected. A deterioration in general economic conditions may result in an increase in customers who are unable to meet their obligations to us as they come due, and this may negatively impact our operating results.

A substantial portion of our equipment sales are financed by leases entered into by the end users. Through arrangements with some lessors we bear certain economic risks associated with the leases. If a significant number of lessees are unable to meet their lease obligations or the sale of equipment under maturing leases reduces demand for our new equipment, our operating results and financial condition could be adversely affected. A substantial portion of our sales is subject to lease financing that is provided principally under leasing programs arranged with third-party leasing companies. Under these programs, we remain responsible for remarketing and refurbishing any equipment that is returned at the expiry of the lease or upon default of the customer. In the latter case, in addition, we are required to repurchase the lease receivables from the leasing company, subject to the limits specified in the leasing programs. If the lessees default on their obligations we may not be able to recover the outstanding amounts owed. Moreover, the remarketing of used equipment as a result of a customer default or lease expiry may reduce the demand for our products and compete with the sale of new products, resulting in reduced revenues and gross margins. We are also required to comply with contractual covenants, including financial covenants, under our leasing programs with third party leasing companies. If we fail to meet these obligations, this could result in a curtailment or discontinuance of further customer lease financing or a requirement for us to repurchase existing leases from the third party lease financiers. If any of these developments should occur, they would have a negative impact on our operating results and financial condition.

We have business locations in several foreign countries and our business is affected by economic and political conditions in those countries. Any instability or outbreak of hostilities in a region where a part of our operations is located may adversely affect our operations. We have significant research and development, engineering and manufacturing operations, and some administrative operations located in Canada, the United States and Israel, and have significant sales and administrative operations in Europe, Japan, the United States and the Asia-Pacific Region. Our business is therefore affected by economic, political and military conditions in those regions. In addition, these operations are heavily dependent upon shipment of components and products among our operations. Our operations could be adversely affected if major hostilities occur in these or any other regions in which we have significant operations or if trade or the movement of components or products were to be curtailed or interrupted.

We must continue to expand our market share among smaller commercial printers to enable revenue growth. Our computer-to-plate solutions have thus far been adopted principally by mid-sized to large commercial printers. While we have had increasing success in persuading smaller printers to adopt our solutions, we can offer no assurance that we will continue to do so.

Our inability to introduce new products could adversely affect us, and new technologies could reduce the demand for our products. Due to evolving industry standards, frequent new product introductions and enhancements, and changing customer demands in our market, our future success will depend on our ability to invest significantly in research and development, to develop, introduce, and support new products and enhancements on a timely basis and to gain market acceptance of our products. We and a number of other companies are currently working with press manufacturers to develop products that use next-generation digital offset printing technology as a digital prepress solution. Although we expect that various digital prepress technologies, including computer-to-plate technology, will co-exist for the foreseeable future, digital offset printing products could in time replace or provide lower-cost alternatives to our existing computer-to-plate solutions, causing them to become obsolete. In addition, recent innovations in xerography and inkjet technology could make these technologies a more economic alternative to offset printing for short print runs. We primarily fund our research and development with our own working capital generated from operations. If we were unable to fund our research and development at levels sufficient to develop our products and technology, it would be difficult for us to remain competitive.

Our ability to maintain our competitive position depends to a significant extent on the efforts and abilities of our senior management and our ability to attract highly skilled employees. Our senior management, particularly Amos Michelson, our chief executive officer, Dan Gelbart, our chief technology officer, Judi Hess, our president and Mark Dance, our chief financial officer and chief operating officer, possesses significant managerial, technical and other expertise in our industry. Their expertise would be difficult to replace, and if we lose the services of one or more of our executive officers, or if one or more of them decide to join a competitor or otherwise compete directly or indirectly with us, our business would be seriously harmed. In addition, our ability to develop, market, and sell our products and services and to maintain our competitive position depends on our ability to attract, retain, and motivate highly skilled technical, sales and marketing and other personnel. If we fail to recruit or retain these personnel, our ability to develop new products and provide service could suffer.

Some of our manufacturing operations introduce manufacturing by-products into the environment. In particular, our plate manufacturing operation introduces emissions and effluent into the environment. We have permits that allow us to introduce waste into the environment in accordance with the levels in our permits at our various manufacturing facilities. The company is in compliance with all its permits, but there can be no assurances that the allowable limits in our permits will not change over time, that we are able to implement new processes or continue with existing manufacturing processes without requiring significant investment to meet future requirements. As well, our plate manufacturing facility is located on lands that have historically been used for industrial purposes and, although we have conducted environmental site assessments, we can not rule out the existence of unknown or undiscovered contamination. Any contamination that may be discovered at any of our sites, or contamination caused by our current operations at any of our sites may require remediation, and such remediation may be costly to develop and implement, and could adversely affect our operating results and cash flows.

A portion of our sales are bundled with products produced by third-party manufacturers. We also sell products to a variety of original equipment manufacturers, in particular relating to our print-on-demand systems that resell our products in bundled configurations. If our relationships with those manufacturers deteriorate, we may lose market share and our development capability may be adversely affected. Any deterioration in the price or performance of the products of those suppliers would adversely affect us and cause our revenues from these arrangements to decline.

We are subject to currency fluctuations, which could adversely affect our financial results. We distribute our products globally and our sales prices are denominated and paid in local currencies. Our manufacturing costs are incurred primarily in Canadian dollars, Israeli shekels and U.S. dollars and an appreciation of these currencies against those in which our sales are denominated will adversely affect our operating results.

6.	MARKET FOR OUR SECURITIES

Our common shares are listed on The Toronto Stock Exchange under the symbol CRE and on the NASDAQ National Market under the symbol CREO.

7.	DIRECTORS AND OFFICERS

Our officers and directors at December 31, 2003:

Directors of Creo Inc.

Name	Director since	Position

Yeoshua Agassi Kiryat Ono, Israel Corporate Director	2001	Director

Douglas A. Brengel(1) San Marino, California Senior Managing Director, West Coast Technology Group, Citigroup Global Markets Inc.	2000	Director

Mark N. Dance Vancouver, British Columbia	2001	Director, Chief Financial Officer and Chief Operating Officer

Norman B. Francis(1) West Vancouver, British Columbia Corporate Director	2000	Director

John McFarlane(2) Saratoga, California Corporate Director	2003	Director

Amos Michelson Vancouver, British Columbia	1992	Director and Chief Executive Officer

Morgan Sturdy(2) West Vancouver, British Columbia Corporate Director	2001	Director

Kenneth A. Spencer,(2)(3) Vancouver, British Columbia Corporate Director	1985	Director

Charles E. Young(1)(2) Vancouver, British Columbia President & Chief Executive Officer, Marin Investments Ltd.	1999	Chair of the Board of Directors

1.	Member of the Audit Committee.

2.	Member of the Compensation, Nominating and Corporate Governance Committee.

3.	Dr. Spencer did not serve as a director during the period January 1996 to January 1997.

As at September 30, 2003, our directors and senior officers as a group, beneficially owned, either directly or indirectly, or exercised control or direction over, approximately 8% of the common shares of Creo. Additional information with respect to terms of office for directors, ownership of Creo shares by directors and senior officers is contained in the Information Circular of the Corporation dated January 9, 2004.

Officers of Creo Inc.

Name	Officer since	Position

Amos Michelson Vancouver, British Columbia	1992	Chief Executive Officer

Daniel Gelbart Vancouver, British Columbia	1985	Chief Technology Officer

Mark N. Dance Vancouver, British Columbia	1996	Chief Financial Officer and Chief Operating Officer

Judi Hess Vancouver, British Columbia	2002	President

Paul Kacir North Vancouver, British Columbia	2000	Corporate Secretary

In addition to the officers of Creo Inc., senior management of Creo is as follows:

Name	Since	Position

N. David Brown North Vancouver, British Columbia	1995	Corporate VP, Business Strategy

Stan Coleman West Vancouver, British Columbia	2002	Corporate VP, Printing Workflow Solutions

Ronen Cohen Herzlia, Israel	2001	Corporate VP, Print-on-Demand

Philippe H. Favreau Vancouver, British Columbia	1995	Corporate VP, Operations

Gordon Kukec Vancouver, British Columbia	2002	Corporate VP, Information Systems

Larry Letteney Wellesley, Massachusetts	2001	Corporate VP and President, Creo Americas

Israel Sandler Brussels, Belgium	2000	Corporate VP and Managing Director, Creo Europe, Middle East and Africa

Boudewijn Neijens West Vancouver, British Columbia	2001	Corporate VP, Global Marketing

Brad Palmer Surrey, British Columbia	2001	Corporate VP, Inkjet Printing

Rob Mielkarski Delta, British Columbia	1994	Corporate VP, Human Resources

Michael Rolant Herzlia, Israel	2001	Corporate VP and President Creo Israel

Daryl Spencer Coquitlam, British Columbia	2002	Corporate VP, Imaging and Media

Kuty Paperny Herzlia, Israel	2001	Corporate VP, Output Products

Eyal Shpilberg Shoham, Israel	2000	Corporate VP, Thermal Consumables

Garron Helman Stanley, Hong Kong SAR	2000	Corporate VP and Managing Director, Creo Asia Pacific

Scott Prina Tokyo, Japan	2003	Corporate VP and Managing Director, Creo Japan

8.	ADDITIONAL INFORMATION

A copy of our financial statements for the year ended September 30, 2003 may be obtained on request from the Secretary of the Corporation.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our common shares, options to purchase our common shares, and the interests of our insiders in material transactions, where applicable, is contained in our information circular for our annual meeting of shareholders to be held on February 18, 2004.

When our securities are in the course of a distribution pursuant to a short form prospectus or when a preliminary short form prospectus has been filed in respect of a distribution of our securities, we will provide to any person, upon request to the Secretary:

•	one copy of this Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Annual Information Form;

•	one copy of our audited consolidated financial statements for the year ended September 30, 2003, together with the accompanying report of the auditors and one copy of any of our interim financial statements subsequent to such audited financial statements; and

•	one copy of our Information Circular dated January 9, 2004 for the Annual General and Special Meeting of the shareholders of the Company to be held February 18, 2004.

At any other time, a copy of each of the documents referred to above may be obtained upon request to the Secretary of the Corporation.

9.	FINANCIAL STATEMENTS

Our Financial Statements for the year ended September 30, 2003 included in our Annual Report filed with the applicable securities commissions and on SEDAR and EDGAR on January 19, 2004 are incorporated herein by reference.